SANPAOLO IMI S.P.A.

Proportional partial demerger

of Banca Fideuram S.p.A.

in favour of SANPAOLO IMI S.p.A.

Report of the Board of Directors

The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States.

The securities referred to herein have not been, and are not intended to be, registered under the U. S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption.  The securities are intended to be made available within the United States in connection with the business combination pursuant to an exemption from the registration requirements of the Securities Act.

***

The business combination described herein relates to the securities of foreign companies.  The business combination is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of Untied States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Sanpaolo IMI and Banca Fideuram are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U. S. court’s judgment.

CONTENTS

1.	INTRODUCTION

2.	SANPAOLO IMI GROUP
	2.1.	Establishment, shareholders, and capital
	2.2.	The Group’s Structure and Business Sectors
	2.3.	Recent evolution
		2.3.1.	Key figures
		2.3.2.	Consolidated results

3.	BANCA FIDEURAM
	3.1.	Constitution, Shareholders and Capital
	3.2.	The Organizational and Operating Structure
	3.3.	Recent Evolution
		3.3.1.	Key figures
		3.3.2.	Consolidated results
4.	AIMS OF THE TRANSACTION
	4.1.	Structure of the transaction
	4.2.	The new business model
	4.3.	The new insurance pole
		4.3.1.	Industrial strategy of the insurance pole: operational advantages and economic synergies
	4.4.	Description of the assets involved in the Demerger
		4.4.1.	Elements and balance sheet effects of the Demerger
		4.4.2.	The demerged company: Fideuram Vita
		4.4.3.	Evolution
	4.5.	Methodologies for the exchange ratio estimate
	4.6.	Legal Aspects and Assignment Methods
	4.7.	Tax effects of the operations on the companies participating in the Demerger

1.              INTRODUCTION

Shareholders,

You were summoned to an Extraordinary Meeting to deliberate on the proportional partial demerger project of Banca Fideuram S.p.A. (hereafter referred to as “Banca Fideuram” or “BF” or “Spun-off Company”), in favor of your company, of Banca Fideuram’s shares in Fideuram Vita Compagnia di Assicurazioni e Riassicurazioni S.p.A. (hereafter referred to as “Fideuram Vita” or “FV”).

As described in detail in the present report, the operation constitutes one of the phases of a project for concentrating the Group’s insurance activities, aimed at creating a strong insurance pole (hereafter referred to as “Insurance Pole”) capable of becoming a national leader.

The merger project, as regards the entire corporate organization, provides for:

(i) The proportional partial demerger off in favor of SANPAOLO IMI S.p.A. (hereafter referred to as “SANPAOLO IMI” or “SPIMI” or “Beneficiary Company”) of the shares held by BF in FV, object of the present report;

(ii) The demerger of the 100% participation held by Sanpaolo IMI Wealth Management S.p.A. (hereafter referred to as “SPWM”), entirely controlled by SPIMI, in Sanpaolo Vita S.p.A. (hereafter referred to as “Sanpaolo Vita” or “SPVita”) in favor of Noricum Vita S.p.A. (hereafter referred to as “Noricum Vita” or “Noricum”), also fully controlled, directly and indirectly, by SPIMI;

(iii) The merger by incorporation of SPVita and FV into Noricum, which will assume the company name “ASSICURAZIONI INTERNATIONALI TORINO S.p.A.”

All of the described operations, even though logically and legally distinct, are designed to realize a single project whose execution is essentially simultaneous and subject to the granting of the prescribed authorizations by the regulatory authorities of the insurance and banking sector. The effect of the merger described in previous point (iii) will be subsequent to the effect of the operations that precede it.

That stated, you are convened to evaluate the proportional partial demerger of BF in favor of SANPAOLO IMI, in consideration of the strategic reasons and keeping in mind the procedures for realizing the operation, explained below in detail.

In general, the rationalization initiative comes from an analysis of the evolutionary trends leading to a new characterization phase of the insurance business in Italy’s wealth management sector.

Continuous and complex regulatory innovation, welfare reform, and socio-demographical evolution generate, in fact, challenges and opportunities for the bancassurance business. In particular, the following occur:

•                  Challenges, represented by the greater expectation of specialization and greater absorption of capital (for guaranteeing adequate remuneration with regard to the level of cost);

•                  Opportunities, constituted by further room for growth and increased profitability over the medium term after the closing of the protection gap compared to the European average and an increase in demand for private pensions.

In light of the described conditions, the SANPAOLO IMI Group, a leader in Italy in the Wealth Management sector and bancassurance in particular, has the opportunity to further innovate its business model through the creation of a strong insurance pole by means of:

•                                          Unification of the Group’s special structures;

•                                          Exploitation of the market’s full potential through the Group’s distribution network;

•                                          The development of an offer system and an innovative service model in the Personal & Property protection sector.

At the same time, at the end of the operation, Banca Fideuram is called on to strengthen its own business model by focusing on financial consultancy, asset management, and private banking, with the possibility of distributing the products of a large insurance company capable of facing leading national and foreign players and therefore of being more competitive regarding the range of products offered to its customers.

In pursuing its mission, the Insurance Pole will follow a specialized and innovative business model capable of creating a new national leader. In particular, this model will need to provide for:

•                                          a relationship with the distribution networks based on the excellence of market standards in terms of products, level of service, and pricing;

•                                          a high standard of efficiency consistent with the position;

•                                          the pursuit of growth even outside of the Group by means of distribution agreements and strategic agreements with other operators.

The Insurance Pole’s development may be expressed according to the following guiding principles:

1.               unification of the life insurance business, with the creation of the third largest Italian operator in terms of insurance premium inflow as of 31/12/2003 (8.2 bil. euro), a market share greater than 12%, and further potential for growth as a consequence of the Group attaining full business potential;

2.               completion of the range of life insurance products (coverage of pension needs) and selective development within the Personal & Property protection business;

3.               improvement of the cost basis with synergies deriving from the integration of the various product companies.

The above having been stated, with specific reference to the operation that you are to examine concerning the proportional partial demerger, in favor of your company, of the shares held by BF in Fideuram Vita, the exchange ratio that governs the demerger was determined with the collaboration of qualified outside consultants, Goldman Sachs International (hereafter referred to as “Goldman Sachs”) and J.P. Morgan plc (hereafter referred to as “JPMorgan”), as follows:

0.07470 ordinary SPIMI shares for one BF share held.

This ratio identifies the number of ordinary SANPAOLO IMI shares to be assigned to Banca Fideuram shareholders that are distinct from SANPAOLO IMI, deducible from the ratio between the equivalent per BF share of the economic capital value of the participation and the economic capital value of each ordinary SANPAOLO IMI share.

From the statutory point of view, the demerger will be realized in accordance with articles 2506 et seq of the Civil Code and according to the procedures and conditions contained in the demerger project. The assignment of the ordinary SPIMI shares in favor of BF shareholders will be proportional to the equity participation in Banca Fideuram by each shareholder distinct from SPIMI itself.

According to Art. 2506-quater of the Civil Code, the effects of the demerger will become operative starting from the final demerger registration date or another later date indicated in the document that records the demerger. SANPAOLO IMI and Banca Fideuram intend, however, to proceed with finalization of the operation within the period of time strictly required for the granting of the prescribed administrative authorizations and therefore, as an indication, depending on approval by the relevant regulatory authorities, by the beginning of November 2004.

2.              SANPAOLO IMI GROUP

2.1  ESTABLISHMENT, SHAREHOLDERS, AND CAPITAL

The SANPAOLO IMI Group was created by the merger through incorporation of Istituto Mobiliare Italiano into Istituto Bancario San Paolo di Torino in 1998.

In the years that followed, the Group finalized important mergers that led it to acquire a broader and more uniform presence across the national territory. Upon acquisition of Banco di Napoli in 2000, the latter was merged through incorporation into SANPAOLO IMI at the end of 2002 with the subsequent demerger of Sanpaolo Banco di Napoli, the only bank of the Group operating on southern Italy’s mainland, in 2003.

Integration with Cardine Group (2002-2003) added to the Group seven medium-size banks(1) operating in the northeast and along the Adriatic with deep roots in the areas of reference. With the incorporation of Cardine Finanziaria into SANPAOLO IMI, the merger of Cassa di Risparmio di Udine e Pordenone and Cassa di Risparmio di Gorizia into Friulcassa, and Banca Agricola di Cerea into Cassa di Risparmio di Padova e Rovigo, a rationalization process of the Group’s networks was begun, aimed at exploiting the strength of local brands deeply rooted in the regional markets of reference, and attaining scale and scope economies deriving from the elimination of operational overlapping and duplication.

On 31 March 2004, the Group’s net equity amounted to 11,383 million euro.

SANPAOLO IMI’s share capital is 5,144,064,800 euro, fully paid and divided into 1,448,831,982 ordinary shares and 388,334,018 preference shares, both with a nominal value per share of 2.8 euro.

The ordinary SANPAOLO IMI shares are traded in Italy on the Italian Telematic Share Market organized and managed by Borsa Italiana S.p.A., and on the New York Stock Exchange (NYSE).

(1)   Cassa di Risparmio di Padova e Rovigo, Banca Agricola di Cerea (merged by the former in 2003), Cassa di Risparmio in Bologna, Cassa di Risparmio di Venezia, Cassa di Risparmio di Udine e Pordenone, and Cassa di Risparmio di Gorizia (merged into Friulcassa – Cassa di Risparmio Regionale in December 2003), Banca Popolare dell’Adriatico

Based on all of the available information, SANPAOLO IMI’s shareholding has, as of 29 April 2004, the following composition:

COMPANIES HOLDING INVESTMENTS (directly and/or indirectly)	ordinary shares	preference shares	TOTAL GROUP SHARES	% of total capital (1,837,166,000 shares)	% of ordinary capital (1,448,831,982 shares)

COMPAGNIA DI SAN PAOLO	108,662,399	157,341,052	266,003,451	14.479%	7.500%

FONDAZIONE C.R. PADOVA E ROVIGO	63,487,817	134,968,267	198,456,084	10.802%	4.382%

BANCO SANTANDER CENTRAL HISPANO			158,214,782	8.612%	10.920%
• Santusa Holding SL	141,746,246
• Banco Madesant SU SA	16,264,900
• SCH Prevision Seguros y Reaseguros SA	203,636

FONDAZIONE C.R. IN BOLOGNA	45,174,581	96,024,699	141,199,280	7.686%	3.118%

GIOVANNI AGNELLI E C. Sapa			70,371,000	3.830%	4.857%
• IFIL Finanziaria di Partecipazioni SpA	70,371,000

DEUTSCHE BANK AG			54,277,374	2.954%	3,746%
• Deutsche Bank AG	54,254,628
• Deutsche Bank Securities Inc.	16,000
• Deutsche Bank SpA	6,746

MEDIOBANCA			35,448,000	1.929%	2.447%

FONDAZIONE CARIPLO			32,057,549	1.745%	2.213%

CAISSE DES DEPOTS ET CONSIGNATIONS			31,294,572	1.703%	2.160%
• CDC IXIS Italia Holding SA	28,088,822
• Caisse des Depots et Consignations	3,205,750

SOCIETA’ REALE MUTUA DI ASSICURAZIONI			28,166,025	1.533%	1.944%
• Società Reale Mutua di Assicurazioni	25,909,754
• Italiana Assicurazioni SpA	2,256,271

ENTE CASSA DI RISPARMIO DI FIRENZE			28,050,000	1.527%	1.936%

CREDIT LYONNAIS SA			27,620,239	1.503%	1.906%

FONDAZIONE CASSA DI RISPARMIO DI VENEZIA			27,523,682	1,498%	1.900%

OTHER SHAREHOLDERS (2)			738,483,962	40.197%	50.971%

In regards to capital requirements with respect to credit and market risks, the following table shows the SANPAOLO IMI Group’s regulatory capital, risk-weighted assets, and capital adequacy ratios as of 31 December 2003.

Regulatory capital of the SANPAOLO IMI Group

Category / Value		31/12/03	31/12/02
		(€/mil)	(€/mil)

A. Regulatory capital
A.1	Tier 1 capital	10,038	9,765
A.2	Tier 2 capital	4,470	4,406
A.3	Items to be deducted	-837	-470
A.4	Regulatory capital	13,671	13,701

B. Minimum regulatory requirements
B0.1	Credit risk	9,999	9,886
B0.2	Market risk	877	767
	of which:
	• risks on dealing portfolio	866	756
	• exchange risks	10	11
	• concentration risks	1	—
B.2.1	Tier 3 subordinated loans	598	589
B0.3	Other minimum requirements	45	44
B0.4	Total minimum requirements	10,921	10,697

C. Risk assets and capital adequacy-ratios
C0.1	Risk-weighted assets	136,513	133,713
C0.2	Tier 1 capital / Risk weighted assets	7.4%	7.3%
C.3	Regulatory capital / Risk weighted assets	10.5%	10.7%

At the end of March 2004 the ratio of regulatory capital to total weighted assets against credit and market risks was estimated at around 10.9%; the ratio of Group primary capital to total weighted assets was estimated at 7.6%.

(2)          The item includes own shares held by the Group.

2.2 THE GROUP’S STRUCTURE AND BUSINESS SECTORS

The SANPAOLO IMI Group is organized according to business areas, each with autonomous operations, in order to effectively respond to the changing competitive scene, to clearly identify the profitability of each business in relation to connected risk, to establish the adequacy of the total capital and its proper allocation between the various areas, and to induce a strong assumption of managerial responsibilities concerning results.

The business model used by the Group today for developing guidelines for the three-year 2003-2005 plan is, in short, characterized by:

•                  Promotion of the concept of close relationships with customers in the various penetrated territories;

•                  Specialization of skills within the business units and the product companies in order to guarantee excellent service;

•                  Concentration of operations and services in order to attain scale and scope economies;

•                  Centralization of strategic, management, and control policies within the parent company.

Therefore, the organizational configuration at the end of last April is today divided into the following lines of business and other structures:

•                  Commercial Bank: This is the Group’s area of development and strategic consolidation with over 3,000 operating points spread throughout the territory, characterized by a strong sense of close relationships with customers, confirmed by the appreciation of the historical brands of the banks united over time. The business strategy’s point of reference is represented by the Private & Retail and Business markets dedicated to the development and implementation of strategies for increasing market shares and income, which define product, pricing, and development policies of the network and consequent results. The core reference across the territory, rather, is constituted by branches organized into areas or banks, where maintaining a strong local identity is advisable.

•                  Asset Management: This is the center of reference for developing sector products with the objective of optimizing portfolio performance and therefore strengthening the leading position that the Group has achieved for some time in asset management.

•                  Insurance Pole: This represents the unequivocal reference for developing insurance market activities with the objective of increasing focus on the specific business and strengthening the capacity of product innovation and the overall range of products. All of the Group’s insurance companies will be merged here.

•                  Personal Financial Services: This gives concrete form to the group of specialist activities of the network of private bankers involved in developing assets managed for customers and their appreciation through appropriate asset allocation policies.

•                  Investment Banking: This constitutes the body of reference for the supply of special services - M&A, capital market, trading – to business and institutional customers, as well as the development of structured products for covering their financial needs.

•                  Local Authorities and Public Companies: This is the operations pole responsible for developing relations with reference organizations and has the purpose of providing financing and advice to public agencies and for infrastructure projects in order to contribute to the development of the territory.

This model, which is completed by the management and governance structures making up the Corporate Center, is better illustrated in the following diagram.

2.   RECENT EVOLUTION

2.3.1                     Key figures

In regards to the evolution of Group results during the first quarter of 2004, the most important data on income, volumes, and structure are reported below together with the main performance indicators.

	First quarter 2004	First quarter 2003	Change first quarter 2004 / First quarter 2003	2003
		pro forma (1)	pro forma (%)	(2)
CONSOLIDATED STATEMENT OF INCOME (€/mil)
Net interest income	9 0 4	9 2 4	-2,2	3.716
Net commissions and other net dealing revenues	785	682	+15,1	3.036
Administrative costs	-1.115	-1.116	-0,1	-4.610
Operating income	720	605	+19,0	2.704
Provisions and net adjustments to loans and financial fixed assets	-150	-134	+11,9	-859
Income before extraordinary items	535	437	+22,4	1.687
Net income of the Group	386	281	+37,4	972

CONSOLIDATED BALANCE SHEET (€/mil)
Total assets	206.997	202.775	+2,1	202.580
Loans to customers (excluding NPLs and SGA loans)	120.647	123.054	-2,0	122.415
Junior	31.470	23.439	+34,3	25.292
Equity investments	4.586	4.453	+3,0	4.572
Subordinated liabilities	6.666	6.533	+2,0	6.414
Shareholders’ equity of the Group	11.383	10.816	+5,2	10.995

CUSTOMER FINANCIAL ASSETS (€/mil)
Customer financial assets	374.116	355.867	+5,1	368.042
• Direct deposits	134.863	134.258	+0,5	131.721
• Indirect deposits	239.253	221.609	+8,0	236.321
• Asset management	145.282	134.371	+8,1	143.711
• Asset administration	93.971	87.238	+7,7	92.610

PROFITABILITY RATIOS (%)
Annualized RoE (3)	13,8	10,4		9,0
Cost / Income ratio (4)	59,5	63,3		62,0
Net commissions / Administrative costs	70,4	61,1		65,9

CREDIT RISK RATIOS (%)
Net non-performing loans / Net loans to customers	1,0	1,0		0,9
Net problem loans and loans in restructuring / Net loans to customers	1,2	1,2		1,1

SOLVENCY RATIOS (%) (5)
Tier 1 ratio	7,6	7,4		7,4
Total ratio	10,9	10,7		10,5

SHARES (6)
Number of shares (millions)	1.837	1.837	—	1.837
Quoted price per share (€)
• average	10,293	6,409	+60,6	8,158
• low	9,141	5,796	+57,7	5,796
• high	11,072	7,029	+57,5	11,346
Earnings / Average number of shares in circulation (€)	0,21	0,15	+40,3	0,53
Dividend per share (€)				0,39
Dividend per share / Average annual price (%)				4,78
Book value per share (€) (7)	6,21	5,89	+5,4	6,00

OPERATING STRUCTURE
Employees	43.397	45.022	-3,6	43.465
Domestic branches	3.179	3.118	+2,0	3.168
Foreign branches and representative offices	122	116	+5,2	122
Financial planners	4.502	4.885	-7,8	4.675

(1)                     The pro forma figures have been prepared, assuming, from 1/1/2003, the line by line consolidation of Inter-Europa Bank, the proportional consolidation of Cassa dei Risparmi di Forlì and the exclusion of Banque Sanpaolo and Finconsumo Banca, carried at equity, from the consolidation area.

(2)                     To guarantee easy comparison of the figures presented for 2003, tax credit on dividends from shareholdings previously booked under “Profits from companies carried at equity and dividends from shareholdings”, have been reclassified among “Income taxes for the period”.

(3)                     Net annualized income / Average net shareholders’ equity (calculated as the average of the values at period end).

(4)                     Administrative costs (excluding indirect duties and taxes) and amortization (excluding adjustments to goodwill and merger and consolidation differences) / Net interest and other banking income (including other net income).

(5)                     Figures related to 31/3/2004 are estimated; the solvency ratios as of 31/3/2003 are not pro forma.

(6)                     Figures for the first quarter of 2003 are not pro forma.

(7)                     Net shareholders’ equity / Number of shares in circulation.

2.3.2                     Consolidated results

The picture that emerges from the indicators of the real business cycle showed, during the first quarter of 2004, clear signs of an American and Asian economic recovery, while the weak period of growth continues in the euro zone. The stock markets presented a bullish trend that suffered a halt following the terrorist attacks on March 11 in Madrid and the worsening of tensions in Iraq: quotations on the American stock exchange returned to beginning year levels whereas positive changes were recorded on the Tokyo stock exchange and, even if to a limited extent, on the European stock exchanges.

Summary of results

In this context, the SANPAOLO IMI Group showed growth, compared to the first quarter of the previous financial year, in operating profits which, accompanied by the containment of costs, permitted a significant increase in operating income (+19%). The latter is 44 million euro higher than the average 2003 quarterly value.  The cost to income ratio derived considerable benefits from this, falling below 60%.

The net income, equal to 386 million euro, compares with 281 million of the corresponding period of the previous financial year. The annualized RoE reached 13.8% compared to 10.4% of the first quarter in 2003.

It should be noted that, in order to permit uniform comparison, the 2003 data are reconstructed to consider the full consolidation of Inter-Europa Bank, the proportional consolidation of Cassa dei Risparmi di Forlì, and the exclusion of Banque Sanpaolo from full consolidation and Finconsumo Banca from proportional consolidation.

Net interest income

The interest margin realized during the first three months of 2004, equal to 904 million euro, was 2.2% lower than the same period in 2003. This trend can be attributed to the worsening of the overall spread between interest-earning assets and interest-bearing liabilities and the lower profitability of the surplus of funds, only partially compensated by the positive contribution generated by trading volumes.

The average return on the Group’s interest-earning assets was equal to 4.27% and the cost of interest-bearing liabilities was 2.05%. An overall spread equal to 2.22% followed, 9 basis points lower than that recorded in the corresponding 2003 period. The average spread regarding customer operations also dropped, although more moderately (5 basis points).

The average total of the Group’s interest-earning assets showed growth of 3.2% compared to the first quarter of 2003, mainly attributable to the development of loans to banks and customers, which more than compensated for the drop in repurchase transactions. In regards to liabilities, there was an increase (+4.4%) in average interest-bearing volumes, attributable to payables due to customers and securities issued, as well as interbank deposits, included in the other interest-bearing liabilities.

At the end of March 2004, outstanding net loans to Group customers excluding NPLs and SGA loans, stabilized at 120.6 billion euro, down by 2% compared to the end of March 2003 and 1.4% since the beginning of the year. The annual change is the result of a 14.9% drop in short-term financing and a positive dynamic in medium/long term loans, up by 6.3%. Nevertheless, on the average, loans to customers, excluding repurchase transactions, registered an increase of 3.3%.

Direct deposits by customers grew 2.4% since the beginning of the year and 0.5% over the twelve-month period (the average change of the aggregate excluding repurchase transaction was +4.3%). The total at the end of March 2004 reached 134.9 billion euro, benefiting from the increase in bonds that more than compensated for the outflow of commercial papers and certificates of deposit. On the other hand, inflow through current accounts, deposits, and repurchase transactions remained essentially stable.

At the end of March, the Group’s domestic market share was equal to 10.5% regarding loans as well as direct deposits by customers.

Customer financial assets

	31/3/2004		31/3/2003		Change 31/3/04- 31/3/03	31/12/2003		Change 31/3/04 31/12/03
			pro forma		pro forma
	Amount		Amount			Amount
	(€/mil)%		(€/mil)%		(%)	(€/mil)%		(%)
Asset management	145.282	38,8	134.371	37,8	+8,1	143.711	39,0	+1,1
Asset administration	93.971	25,1	87.238	24,5	+7,7	92.610	25,2	+1,5
Direct deposits	134.863	36,1	134.258	37,7	+0,5	131.721	35,8	+2,4
Customer financial assets	374.116	100,0	355.867	100,0	+5,1	368.042	100,0	+1,7

Direct customer deposits

	31/3/2004		31/3/2003		Change 31/3/04- 31/3/03	31/12/2003		Change 31/3/04 - 31/12/03
			pro forma		pro forma
	Amount		Amount			Amount
	(€/mil)%		(€/mil)%		(%)	(€/mil)%		(%)
Current accounts and deposits	67.741	50,2	67.853	50,5	-0,2	68.373	51,9	-0,9
Certificates of deposit	5.355	4,0	5.926	4,4	-9,6	7.149	5,4	-25,1
Bonds	41.479	30,8	38.432	28,6	+7,9	39.979	30,4	+3,8
Commercial paper	3.659	2,7	4.408	3,3	-17,0	3.766	2,9	-2,8
Reverse repurchase agreements and securities lending	12.757	9,4	12.817	9,6	-0,5	10.073	7,6	+26,6
Other deposits	3.872	2,9	4.822	3,6	-19,7	2.381	1,8	+62,6
Direct customer deposits	134.863	100,0	134.258	100,0	+0,5	131.721	100,0	+2,4

Net commissions and other net dealing revenues

The Group’s net commissions amounted to 785 million euro during the first quarter of 2004, up 15.1% compared to the corresponding period of the previous financial year. This dynamic, generated by the positive trend of all of the commission-based sectors, was driven in particular by the management, dealing, and advisory services (+18.4%) thanks to the performance of asset management and dealing in transferable securities. Commissions from asset management, which represented over 50% of the quarter’s total, were 65 million euro higher than those of the same period in 2003. This commission income’s growth was driven by positive performance as well as a mix directed more towards securities.

Net commissions and other net dealing revenues

	First quarter 2004	First quarter 2003	Change first quarter 2004 / First quarter 2003	2003
		pro forma	pro forma
	(€/mil)	(€/mil)	(%)	(€/mil)
Management, dealing and advisory services	477	403	+18,4	1.776
• asset management	405	340	+19,1	1.479
• brokerage and custody of securities and currencies	72	63	+14,3	297
Loans and guarantees	76	63	+20,6	281
Collection and payment services	62	57	+8,8	239
Deposits and current accounts	119	111	+7,2	488
Other services and net dealing revenues	51	48	+6,3	252
Net commissions and other net dealing revenues	785	682	+15,1	3.036

Indirect deposits showed an increase of 8% compared to the end of March 2003, stabilizing at 239.3 billion euro, a result of the positive dynamic of asset management (+8.1%) and asset administration (+7.7%).

During the first quarter of 2004, the Group’s distribution networks showed a negative net asset management inflow of 882 million euro, attributable to disinvestment from mutual funds (-1.2 billion euro, including asset management funds) and portfolio management (-1 billion) against positive inflow in the insurance business (+1.4 billion). The quarter’s negativity was influenced by the disappearance of the managed assets of Adriavita at Carivenezia, following the sale of the Group’s stake in the insurance group Generali.

Asset management

	31/3/2004		31/3/2003		Change 31/3/04- 31/3/03	31/12/2003		Change 31/3/04 - 31/12/03
			pro forma		pro forma
	Amount		Amount			Amount
	(€/mil)%		(€/mil)%		(%)	(€/mil)%		(%)
Mutual funds and fund-based portfolio management	103.268	71,1	97.973	72,9	+5,4	102.738	71,5	+0,5
Portfolio management	6.590	4,5	8.332	6,2	-20,9	7.437	5,2	-11,4
Life technical reserves	35.424	24,4	28.066	20,9	+26,2	33.536	23,3	+5,6
Asset management	145.282	100,0	134.371	100,0	+8,1	143.711	100,0	+1,1

Change in assets under management

	First quarter 2004	First quarter 2003	2003
		pro forma
	(€/mil)	(€/mil)	(€/mil)
Net inflow for the period	-882	3.437	7.748
• Mutual funds and fund-based portfolio management	-1.233	2.015	2.659
• Portfolio management	-1.001	-188	-1.251
• Life policies	1.352	1.610	6.340
Performance effect	2.453	-1.997	3.032
Change in assets under management	1.571	1.440	10.780

Mutual funds by type

	31/3/2004	31/3/2003	31/12/2003
		pro forma
	(%)	(%)	(%)
Equity	24,9	19,4	23,6
Balanced	7,4	8,6	7,4
Bond	41,5	43,0	41,5
Liquidity	26,2	29,0	27,5
Total Group mutual funds	100,0	100,0	100,0

Managed assets reached 145.3 billion euro at the end of March 2004, with an incremental flow of 1.6 billion compared to the end of the 2003 financial year.  In particular:

•                  Mutual fund and asset management fund volumes benefited from the recovery of securities markets, which largely offset negative net inflow, permitting a 0.5% increase in stock since the end of December 2003. During the twelve-month period, the share of equity rose from 19.4% to 24.9%, while the incidence of all other fund categories fell. At the end of the quarter, the SANPAOLO IMI Group held the top position in the domestic market, with a market share of 21%;

•                  The technical life insurance reserves confirmed the trend in growth already revealed during the 2003 financial year: The percentage change was equal to 26.2% over twelve months and 5.6% since the beginning of the year. The quarter’s net inflow from the distribution networks, equal to 1.4 billion euro, brought the technical reserves to 35.4 billion at the end of March 2004. Premiums were primarily directed toward index-linked policies and traditional products.

Profits from financial transactions, profits from companies carried at equity and dividends

Net profits from financial transactions and dividends on shares in the first quarter of 2003 came to 81 million euro. This value is slightly under the 85 million of the first quarter in 2003. Over 80% of this income is attributable to the dealing of securities, exchanges, and derivatives of Banca IMI and the parent company.

The growth in the profits from companies carried at equity and dividends from shareholders was considerable (+58.9%). This income reached 89 million euro during the quarter, 79 of which attributable to the profits of companies carried at equity, generated from the positive results of the Group’s insurance companies, and 10 million from dividends paid on minority shareholdings not included within consolidation (9 million in the corresponding 2003 period).

Operating costs

During the first quarter of 2004 the administrative costs amounted to a total of 1,115 million euro, remaining nearly in line with the first three months of 2003.  The increase in other administrative costs (+1.4%) was offset by the reduction in personnel expenses (-0.6%) and indirect duties and taxes (-3%).

In particular, lower personnel costs derived from optimization of personnel (-3.7% on the average), which more than compensated for increases in pay determined by contractual adjustments.

Other administrative costs

	First quarter 2004	First quarter 2003	Change first quarter 2004 / First quarter 2003	2003
		pro forma	pro forma
	(€/mil)	(€/mil)	(%)	(€/mil)
IT costs	102	100	+2,0	426
Property costs	73	68	+7,4	289
General expenses	65	62	+4,8	268
Professional and insurance fees	55	64	-14,1	260
Utilities	21	22	-4,5	87
Promotion, advertising and marketing expenses	19	18	+5,6	91
Indirect personnel costs	23	19	+21,1	91
Other administrative costs	358	353	+1,4	1.512

The other administrative costs settled at 358 million euro, against 353 million from the same period in 2003, revealing growth that remained lower than the inflation rate trend (+2.3%).

Adjustments to tangible and intangible fixed assets totaled 100 million euro, continuing the downturn already recorded during the previous financial year.

The cost to income ratio of the first quarter of 2004 was 59.5%, showing a drop of 3.8 percentage points compared to the corresponding period in 2003, essentially attributable to the positive dynamic of revenues.

Provisions and adjustments

Adjustments to goodwill and merger and consolidation differences, equal to 35 million euro, of which 23 attributable to ex-Banco di Napoli, are in line with those of the first quarter of 2003.

The provisions and net adjustments on loans and financial fixed assets were equal to 150 million euro, with respect to 134 million of the first three months of 2003. Greater net adjustments to loans were recorded compared to the previous financial year. Furthermore, during the first quarter of 2004 net readjustments were made on financial fixed assets with respect to adjustments recorded during the same period of the previous financial year.

At the end of March 2004, the Group’s net doubtful loans reached 2,794 million euro, a drop of 1.4% compared to the end of March 2003, but up 8.7% since the beginning of the year.

More specifically, in loans to customers:

•             The net non-performing loans, equal to 1,178 million euro, were up 0.6% compared to 1,171 million at the end of December 2003.  The net non-performing loans/net loans to customers ratio settled at 1%;

•             Problem, restructured, and in course of restructuring loans rose to 1,553 million euro, 15.2% higher compared to 1,348 million at the end of December 2003;

•             Non-guaranteed loans to customers in countries subject to country risk totaled 30 million euro, up compared to 22 million at the end of the 2003 financial year.

The level of coverage of non-performing loans remained unchanged in comparison with the end of the 2003 financial year, settling at 73.2%, whereas problem, restructured, and in course of restructuring loans dropped to 32.2% from 33.9% at the end of December 2003. With respect to reorganization of the loan portfolio compared to the value at the end of the 2003 financial year, the Group’s general reserve totaled 1,140 million euro (1,102 million on 31 December 2003), keeping the level of coverage of performing loans unchanged at 0.9%.

Extraordinary income and taxes

The Group’s net extraordinary income during the first quarter of 2004 settled at 59 million euro compared to 42 million of the first quarter of the previous year.

The most significant component of this aggregate is represented by capital gains (55 million euro consolidated) on the sale of the remaining 30% of Finconsumo Banca to Banco Santander Central Hispano S.A., which took place during January 2004.

The quarter’s income taxes were quantified as 190 million euro.  The tax rate of the SANPAOLO IMI Group is equal to 32%, down from 39.5% recorded during the first quarter of 2003 mainly because of provisions introduced by the new prescriptive system of charges and revenues regarding equity investments in force as of the 2004 financial year, because the corporate income tax rate was lowered one percentage point, and because of readjustment of the taxable base of the regional income tax (IRAP).

3.              BANCA FIDEURAM

3.1       CONSTITUTION, SHAREHOLDERS AND CAPITAL

In 1968 IMI acquired the Italian assets of International Overseas Services (IOS), converging them in the newly established Fideuram.

Fideuram’s first activity was the offer, through a network of about 300 financial planners, of mutual investment funds regulated by Luxemburg Law. In 1984, following the approval of the law enabling the set-up and commercialization of mutual investments regulated by Italian Law, Fideuram offered its customers its first Italian mutual funds.

In January 1992, Banca Fideuram was born from the merger of two IMI Group companies, Banca Manusardi and Fideuram. In September of the same year Banca Fideuram was quoted on the Borsa Valori di Milano.

The experience gained in managing private assets and cooperating with the American company Frank Russel led, in 1997, to the creation of a personalized financial planning service with technologically innovative elements: Personal Financial Planning.

After forming Fideuram Bank Luxembourg in 1998, in 2000 Banca Fideuram extended its activities to France with the acquisition of the Wargny Group.

In 2002 Banca Fideuram acquired Banca Sanpaolo Invest and with about 55 billion euro in volumes administered and more than 4,700 financial planners (private bankers) became the first multi-channel bank-network in Italy.

Banca Fideuram’s share capital is Euro 254,875,546.64 fully paid in and divided into no. 980,290,564 ordinary shares each with a nominal value of 0.26 euro. 73.4% of the capital is controlled directly (64.1%) or indirectly (9.3%, through Invesp S.p.A.) by SANPAOLO IMI. The remainder (26.6%) is floating.  There are no other shareholders with more than a 2% share.

Banca Fideuram shares are negotiated in Italy in the Italian Telematic Share Market organized and managed by Borsa Italiana S.p.A.

With reference to the capital requirements to cope with credit and market risks, the table below shows the regulatory capital, risk weighted assets and solvency ratios as of 31 December 2003.

Banca Fideuram S.p.A. Regulatory Capital

Category / Value		31/12/03	31/12/02
		(€/thousand)	(€/thousand)

A. Regulatory capital
A.1	Tier 1 capital	683.012	669.809
A.2	Tier 2 capital	212.254	212.237
A.3	Items to be deducted	—	—
A.4	Regulatory capital	895.266	882.046

B. Minimum regulatory requirements
B.1	Credit risk	123.173	125.016
B.2	Market risk	20.131	32.137
	of which:
	• risks on dealing portfolio	20.131	32.137
	• exchange risks	—	—
	• concentration risks	—	—
B.2.1	Tier 3 subordinated loans	—	—
B.3	Other minimum requirements	—	—
B.4	Total minimum requirements	143.304	157.153

C. Risk assets and capital adequacy-ratios
C.1	Risk-weighted assets	2.049.245	2.247.295
C.2	Tier 1 capital / Risk weighted assets	33,3%	29,8%
C.3	Regulatory capital / Risk weighted assets	43,7%	39,2%

As of 31 March 2004, Banca Fideuram has Tier 1 capital of 683 million euro, corresponding to 31.9% of the risk weighted assets, and regulatory capital of 895.2 million euro (41.9% of the risk weighted assets).

3.2       THE ORGANIZATIONAL AND OPERATING STRUCTURE

Banca Fideuram is one of the leaders in private banking in Italy and Europe, with about 59.5 billion euro assets under management (as of 31 March 2004) and Italian and foreign companies specialized in managing financial, insurance and welfare products. These products are joined by traditional banking services and buying and selling shares, also on line.

The service of more than 750,000 customers is guaranteed by a total, as of 31 December 2003, of 4,543 private bankers, 3,413 of whom belong to the Banca Fideuram network with 1,130 belonging to the Sanpaolo Invest network. Banca Fideuram, through the Fideuram Wargny subsidiary, is also present in France.

The Banca Fideuram business model is made up of:

•                  a unitary governance structure of the whole Bank which formulates strategies, allocates human and financial resources in order to accomplish these strategies and exercises controls;

•                  the individual and reciprocally independent private bankers networks, called upon to maximize commercial and economic results;

•                  a shared infrastructure comprising the production, service and operating process areas, called upon to plan and manage the services commercialized by the networks and manage operations from an administrative and information point of view, using highly automated processes.

3.3       RECENT EVOLUTION

After the end of the 1999-01 three-year plan, at the end of which the company had successfully completed another significant expansion (increasing volumes administered by 51% and the network of private bankers by 20%) and maintained high levels of profitability and capital increase, Banca Fideuram faced a challenge: to define and implement a strategy to create value and levels of excellence in serving customers, even in hostile or uncertain market situations.

The refocusing took place in several phases:

•  in 2002, through:

a) reorientation of commercial activity towards the welfare component, achieving a 130% increase in the flow of new life premiums by Fideuram Vita (against a market average of 24%);

b) improvement of distribution capability by means of the acquisition of Sanpaolo Invest from SPIMI.

•  in 2003, in a better market situation, through:

a) further strengthening of the strategy to rationalize volumes administered, aiming to increase the absolute and relative weight of asset management;

b) integration of Sanpaolo Invest, with the common use of BF’s product and service platform and the exploitation of the company’s full potential.

The 2002-3 biennial was accompanied by another important phenomenon, as a result of the company’s decision to sacrifice short-term profitability and assign the maintenance of relationships with customer a leading role:  the significant reduction of the content of volumes of funds, managements and unit-linked products went from more than 50% to about 30% during 2002, remaining just above the minimum until the end of 2003.

3.3.1       Key figures

With reference to the evolution of the results of Banca Fideuram in the first quarter of 2004, the most significant income, volumetric and structural figures and the main performance ratios are presented below:

	31.3.2004	31.3.2003	Change %	31.12.2003	Var. % 31.3.2004 over 31.12.2003

Net asset management flow (million euro)	347	846	-59	3.559	-90
Total net flow (million euro)	(30)	118	n.s.	1.203	n.s.
Assets under management totals (million euro)	59.450	54.201	10	58.129	2
Consolidated net income (million euro)	67,1	29,3	129	175,6	n.s.
Consolidated net income per share (million euro)	0,0684	0,0299	129	0,1791	n.s.
Dividend per share (euro)	n.d.	n.d.	—	0,16	—
R.o.E. (%)	25,6	11,5	123	17,9	43
EVA (million euro)	51,1	12,7	n.s.	114,9	n.s.
Cost / income ratio (%)	47,5	63,2	-25	55,2	-14
Labor cost / Net interest and other banking income (%)	21,0	30,4	-31	24,9	-16
Annualized net income / Media Assets under management (%)	0,46	0,21	119	0,31	48
Shareholders’ equity / total assets (%)	17,3	15,6	11	17,0	2
End of year share price (euro)	4,500	3,750	20	4,710	-4
Price / net income per share	16,4	31,4	-48	26,3	-38
Price / net equity per share	4,1	3,5	17	4,6	-11
Stock market capitalization (million euro)	4.411	3.676	20	4.617	-4
Private Bankers (no.)	4.498	4.699	-4	4.543	-1
Employees (no.)	1.977	2.006	-1	1.995	-1
Private Banker Offices (no.)	260	267	-3	261	—
Banca Fideuram Branches (no.)	89	87	2	88	1

3.3.2       Consolidated Results

In the first quarter of 2004 Banca Fideuram registered income of 67.1 million euro (+129% compared with the first quarter of 2003).

The financial margin for the first quarter of 2004 was 12.3 million euro, up compared with the first quarter of 2003, when it was 10.4 million euro.

The commission margin at the end of the first quarter of 2004 amounted to 134.7 million euro, up 27.3 million euro compared with the first quarter of 2003 and 2.3 million euro compared with the last quarter of 2003. In more detail, net commissions for the first quarter of 2004 increased by 26.1 million euro, equaling 25%, compared with the same period of the previous year.

Income from shareholdings carried at equity was 24.3 million euro. The balance is 18.6 million euro higher than the first quarter of 2003 and 13.6 million higher than the last quarter of 2003.

Compared with the last quarter of 2003, net income is up 13.6 million euro, largely as a result of the improvement in financial management (17 million euro), compensated for by the reduction in the commission margin (2.3 million euro), technical management (1.9 million euro) and the increase in taxes (0.3 million euro).

Administrative costs were 81 million euro in the first quarter of 2004, up 1.2 million euro on the same period of the previous year and 0.8 euro on the last quarter of 2003.

Other net income for the first quarter was 6.1 million euro. This was largely made up of the recovery of indirect duties for stamp duty and taxes on stock exchange contracts.

Operating amortization was 8.6 million euro, falling slightly compared with the first quarter of 2003. This was mainly represented by amortization for intangible fixed assets, mainly software.

Adjustments, writebacks and provisions remained in line with those of recent quarters.

Extraordinary management had a reduced effect on the income plan, closing with a negative balance of 0.3 million euro, in line with the first quarter of 2003 and up compared with the last quarter of 2003 (negative balance of 0.9 million euro).

Net asset management flow registered a positive balance of 0.3 billion euro in the first quarter (compared with 0.8 billion in the first quarter of 2003 and 0.9 billion in the last quarter of 2003) thanks to satisfactory results attained in the insurance sector and especially portfolio management.

The result of managed net flows counters that of unmanaged net flows (almost exclusively securities and current accounts), which is almost the same figure but negative, emphasizing the positive upward trend of the weight of asset management.

As regards assets under management, which amount to 59.5 billion euro at the end of the first quarter of 2004, there has been significant growth compared with the value as of 31 December 2003, when they were 58.1 billion euro, and especially with the value as of 31 March 2003, when they were 54.2 billion euro.

As of 31 March 2004, assets under management are made up of 78% in asset management, higher than the value as of 31 December 2003 (77%) and as of 31 March 2003 (74%).

4.               AIMS OF THE TRANSACTION

4.1       STRUCTURE OF THE TRANSACTION

The current structure of the Group in the insurance sector is shown in the diagram below:

As mentioned in the Introduction, the plan for merging insurance activities of the Group will include:

1)              The proportional partial demerger of the shareholding— held by BF in Fideuram Vita—in favour of SPIMI; the demerger shareholding is composed of 9,369,360 ordinary shares with a nominal value of 5.20 euro each, and equal to 100.0% of the ordinary share capital, and of 4,524,873 preferred shares with a nominal value of 5.20 euro each, equal to 99.4% of the preferred share capital, and therefore overall represents 99.8%(3) of the share capital of FV (“Demerged Assets”);

2)              The demerger of the total stake held by SPWM, a subsidiary entirely controlled by SPIMI, into SPVita in favor of Noricum, which is also a completely controlled subsidiary, both directly and indirectly, by SPIMI;

3)              The merger by incorporation of SPVita and FV into Noricum, which will assume the company name “ASSICURAZIONI INTERNATIONALI TORINO S.p.A.”;

Sub-operation 1) is the subject of this Report (the “Demerger”).

Together with the Demerger, the demerger of the shareholding in SPVita on the part of SPWM in favor of Noricum, equal to 100% of share capital, and represented by 235,000,000 ordinary shares with a nominal value of euro 1.00 each will be implemented.

(3)          The remaining 0.2% is held by private individuals.

Given this increase, Noricum will allocate newly issued ordinary shares of Noricum to SPIMI, the only partner of SPWM, in accordance with the agreement relative to the demerger operation.

Following the effectiveness of the demerger of SPWM as described above, and the demerger that is the subject of this Report, the merger by incorporation of SPVIta and FV into Noricum will go into effect (the “Merger”).

The Merger will be implemented through:

(i)                                     the cancellation, without exchange, of the shares representing the total share capital of SPVita, given that they are wholly owned by Noricum at the time of the Merger;

(ii)                                  the attribution of ordinary shares of Noricum, on the basis of exchange rates defined at the moment, to FV partners in place of ordinary and preferred FV shares detained by the latter.

The three operations described above, even though judicially and logically distinct, are meant for the implementation of a unitary project— of substantially contextual implementation— to ensure that none of the demerger and merger operations can be stipulated in the absence of prescribed authorizations for each of the operations and, in particular, that the Merger will take effect after the operations that precede it.

At the end of the operation, SANPAOLO IMI will directly control ASSICURAZIONI INTERNAZIONALI TORINO S.p.A. in a sub-holding role, and in turn will control the Irish company, the property and casualty insurance companies and the service company, as shown in the following diagram:

The corporate operations described above will be accompanied by a redefinition of future commercial relations relating to insurance products currently distributed by the BF network,  the Insurance Pole to be formed, on the one hand, and the distribution networks reporting to BF and its subsidiaries on the other. In fact, SPIMI and BF have agreed to undersign an agreement (“Framework Agreement”) through which it has also been agreed to stipulate the following agreements between ASSICURAZIONI INTERNAZIONALI TORINO S.p.A. and its subsidiary operating in the damges insurance sector – Fideuram Assicurazioni S.p.A. (“Fideuram Assicurazioni” or “FAS”) – on the one hand, and BF and its subsidiaries on the other:

•                  An agreement for the distribution of life insurance products currently marketed by FV;

•                  An agreement for the distribution of property and casualty insurance products currently marketed by FAS;

•                  A consulting and management agreement between FV and Fideuram Investimenti Sgr S.p.A. governing investments of the earnings from internal funds that are related to unit linked products.

The Framework Agreement also contains an effective clause providing for a commitment by BF to reimburse or restore, any sum to be paid as a consequence of potential legal sanctions or potential disputes concerning tax credits, with reference to FV and beyond a pre-determined threshold.

4.2       THE NEW BUSINESS MODEL

The analysis of the external socio-economic background highlights certain trends that entail a potential impact on asset management and bancassurance activities.

An initial market-level review shows, in particular, a gradual move into the inflection/consolidation phase of the financial wealth management business.  Having grown in Italy in a completely relevant way in the last ten years, this business is now characterized by a general size stability and the beginning of a concentration phase of market players, as well as increasing price competition.

In the meantime, as far as regulators, there are views aiming at a greater regulation for protection of the savers —to the advantage of market transparency and, more generally, of the stability and efficiency of the system. Relevant to this are: the Basel II Accord on risk management and capital absorption, the Directive on Financial Conglomerates, the introduction of IAS principles and the different representation of market risks, the recent provisions of the Bank of Italy on transparency of operations, financial services (with the ABI initiative “Clear Deal”) and on “protected or guarantee” management, and finally the current debate on the Savings Authority.

In the background, the emergence of expectations for greater protection of savings and investment security is evident, which also expresses itself as an interest in protecting family assets and quality of life.

These needs should be considered essential, and not secondary, components, of a socio-economic “long wave” which seems to be inclined to go beyond the phase of “exposure to risk”, typical of the 90’s, to one of greater caution and “risk coverage”.

In this scenario, there is also the uncertainty of social security and pension coverage which in Italy, in the next few years, will be influenced by phenomena which are common to most highly developed countries: (a) an increase in life expectancy of the population, with the result of a progressive growth in the non-working age range, and (b) insufficient public financial resources to meet the increased demand for social security.

This leads to an increasing demand for social security, not only in terms of pension coverage but also long-term health care, protection of the individual and protection of family assets over time.

Since this demand responds to the primary needs of “security, protection and preservation”, it will be more effectively satisfied with insurance rather than financial products, and in which there is an adequate blend of objectives relating to growth of family wealth and coverage for risks from unexpected events.

In terms of supply, this evolution of needs can be interpreted as an opportunity to create integrated wealth planning, based on the understanding of customer needs in terms of risk minimization, protection of assets and maintenance/improvement of quality of life over time.

Given the central nature—in this approach—of real risk understanding, the insurance model appears to be favored—from this perspective, with respect to a financial model—in satisfying the demand for security and offering an integrated range of products for savings/social security/protection.

At a European level, supply models are in fact under development—particularly by the main insurance groups—which, having gone beyond the current distinction between life insurance products and property/casualty insurance products, attempt to understand these new demands.

Despite the fact that the Italian market of “Personal and Property protection” is still moderately large—very far from European standards, as shown in the table below—the evolution of this scenario and the new demands of customers present a concrete problem for banks in adjusting the organizational models of the insurance business developed so far and in strengthening existing structures.

% incidence of “Personal & Property Protection” premiums of:(4)	Italy	UK	France	Germany	Spain

Total property and casualty premiums	25%	41%	45%	54%	38%

PIL (Per Capita Real GDP)	0.7%	2.4%	1.4%	2.0%	1.3%

The development of a product range with greater insurance and protection content implies a substantial accentuation of specialization, with organizational solutions that maintain high levels of specificity of different know-how and draw upon the various producer and commercial units in an efficient and synergic manner.

4.3       THE NEW INSURANCE POLE

The SANPAOLO IMI Group has reached a prime position in Italian bancassurance in the course of the last few years by adopting—after an initial joint venture experience—an “in house” development model.

This business structure has allowed for an enrichment of the savings management offer of the Group, the full internalization of production margins on allocated life insurance products and the development of specialized competencies.

The current make-up in the life insurance sector—after the recent acquisition of Noricum Vita, whose stake was taken over from Unipol in the course of 2003—is as follows:

•                  Sanpaolo Vita, a company 100% controlled by SPWM, which in turn controls the Irish company Sanpaolo Life Ltd (henceforth, “Sanpaolo Life”), specialized in sector III policies (unit and index linked). The two life insurance companies issued insurance policies in the course of 2003 with premiums totaling 5,7 billion euro and detain year-end technical reserves for over 19.8 billion euro. The 2003 market share can be estimated at 8.8%(5);

•                  Fideuram Vita, 99.8% controlled by Banca Fideuram. The residual share is held by private individuals. The company issued gross premiums for 2.1 billion euro, mostly unit linked products.  Reserves reached 10.4 billion euro. Market share can be estimated at 3.3%

•                  Noricum Vita, 57.85% owned by Sanpaolo Vita and 42.15% by SANPAOLO IMI. The company issued premiums for about 371 million euro in 2003, mostly through the networks of the Cassa di Risparmio di Bologna and the Banca Popolare dell’Adriatico (with which Unipol had concluded commercial agreements), confirming a market share of 0.6%.  Reserves total 1.4 million euro.

The Group’s presence in the life insurance sector, with 8 billion euro of issued premiums and technical reserves of over 31 billion euro, is extremely substantial in terms of attained business volume, placing it in third place in Italy for premiums collection, with a market share over 13% and a position of recognized quality for the product and attained productive efficiency.

(4) Data elaborated by Bain & Co using ANIA data, Association of British Insurer, Comité Europeén des Assurance, EIU. Data refer to  2001.

(5) Source: ANIA, direct Italian work premiums integrated from allocations of cross-border insurance companies.

The presence of the Group is also broken out into several product plants that are not integrated amongst themselves, with a substantially non-differentiated offer, that is replicated on autonomous distribution channels: on the one hand, the tellers of the network banks and on the other the financial planners of Banca Fideuram and of Sanpaolo Invest SIM S.p.A. (henceforth, “Sanpaolo Invest”).

In the property and casualty sector, on the other hand, the Group holds a completely marginal position, operating through the following companies:

•                  Egida Compagnia di Assicurazioni S.p.A. (henceforth “Egida”), a 50% joint venture with Reale Mutua Assicurazioni, which in 2003 issued premiums for 26.9 million euro, with a rise of 53% compared with the previous year.  Egida still shows a weak market position with a share of 0.08%;

•                  Fideuram Assicurazioni, 100% controlled by Fideuram Vita, with total issued premiums of 11.2 million euro in 2003, and an unassuming market share (0.03%).

The productive picture is completed by Universo Servizi S.p.A. (henceforth “Universo Servizi”), a company which was conferred—from Sanpaolo Vita by break-up—with activities relating to administrative and technological services for insurance companies and aimed at both Group insurance companies and third party insurance companies.

The insurance offer of the Group is therefore primarily based upon financial bancassurance products allocated from the perspective of a wealth management offer and only partly integrated by certain retail products of the property and casualty sector, and without specific cross selling initiatives.

The creation of a new Insurance Pole serves as a response to the forecast evolution of the market, in particular the appearance of new social security and individual risk coverage needs, as well as the trend detected of a growing demand for specialization in competences.  The Insurance Pole will allow further innovation of the business model of the Group through:

•                                          The unification of structures dedicated to the productive phase of the insurance business, currently fragmented in different productive units;

•                                          A re-launching of marketing for insurance products while taking advantage of all the opportunities offered by its distribution potential;

•                                          The development of a system with an innovative offer and service model in the Personal&Property protection sector.

Grouping together different companies would allow :

•                  a simplification and rationalization of the insurance market’s composition,

•                  by eliminating duplicates among different product plants of the Group, resulting in cost synergies;

•                  attaining a critical mass to the point of favoring efficiency increases thanks to scale and scope economies;

•                  an increase in the focus on the insurance business,

•                  strengthening product innovation capacity and product range, while exploiting market sensibility of the distribution networks of the Group;

•                  optimizing governance and identifying, thanks to productive specialization, a clear commitment for management;

•                  optimizing risk management, adapting and developing control systems and procedures, in relation to both the insurance business as well as financial derivatives (market, operational and reputation risks);

•                  forecasting of market needs in order to determine growth potential,

•                  by developing new insurance products suitable for allocation within the Group’s networks;

•                  by exploiting the complementary insurance and financial demand in the area of protection and social security for the individual and the family;

•                  the creation of a leading Insurance Pole with further development options,

•                  By combining—through appropriate commercial agreements—an efficient productive platform with the proven distribution capacity of the networks;

•                  By giving full visibility to a party that would take on a position of relevance in the national insurance market, placing itself in third place for premiums collection in the national ranking of companies operating in the life insurance sector.

•                  By creating the pre-requisites for taking advantage of growth opportunities that emerge either internally or externally.

4.3.1                     Industrial strategy of the Insurance Pole: operational advantages and economic synergies

The specific mission of the Insurance Pole will involve:

•                  becoming the leading operator in the Italian insurance market;

•                  increasing critical mass with selective positioning that exploits the bank matrix;

•                  creating the foundations for realizing further growth options;

In order to attain this, the Insurance Pole will have to develop a new product offer strategy and a new business model.

As far as the product range is concerned, the Insurance Pole will have to develop the offer of individual and collective life insurance policies, integrating the financial product range with “pure risk” products, as well as new products, even in the property and casualty sector, or complex packages that include insurance coverage and financial investment in order to satisfy the growing demands of “Personal & Property Protection”.

The range will have to be developed on the basis of the needs of the different commercial platforms which are initially represented by the network of branches of the Group’s banks and the network of financial planners/private bankers of Banca Fideuram and Sanpaolo Invest.  Generally, it is already possible to envisage the following product lines:

•                  Investment and savings:

•                  traditional policies;

•                  unit linked and index linked;

•                  Social Security:

•                  Individual Social Security fund and Open Pension Funds;

•                  immediate and deferred annuities, to be associated with other financial products;

•                  Personal & Property Protection:

•                  Personal protection: accidents, disease, life insurance;

•                  Protection of goods: theft, fire, public liability insurance;

•                  Credit Protection Insurance: coverage of lending risk for mortgages/personal credit/consumer credit (covering death, disability, unemployment, etc..)

•                  Transnational: bundling products with bank accounts and credit cards (theft, assistance, general insurance)

A further area of opportunity is linked to the development of an offer directed at corporate customers.

The rationale at the basis of offer integration is represented by the exploitation of complementary insurance, financial and investment needs. The business model therefore envisages the development of protection/social security insurance products to be offered in bundling with banking products or as stand alone in light of synergies in the sales phase, taking advantage of the commercial network’s knowledge of the habits and expectations of customers.

A success factor will therefore be the combination of an efficient production capacity with efficient and extended distribution facilities, composed of the bank networks of the Group and the network of financial planners of Banca Fideuram and Sanpaolo Invest.

This combination will evolve along three strategic lines:

•                  Consolidation of the life insurance business;

•                  Development of the property and casualty sector;

•                  Improvement of the cost position.

Consolidation of the life insurance business

The Group is the market leader in bancassurance, with market shares higher to that of its own networks.  Areas of improvement of commercial productivity remain, however, in the former Cardine networks and, to a lesser extent, in Banco di Napoli.

This upside will be exploited through a gradual re-alignment of the networks’ productivity with internal best practices.

Development of the property and casualty sector

Penetration of property and casualty products within the bank networks and financial planners of the Group is currently limited. Successful cases are however noted (CPI policy for personal loans) to demonstrate that the availability of products/marketing actions represents a fundamental driver for business development.

The implementation of a non-financial bancassurance strategy (therefore re-including even pure risk life policies), based on a selective approach that takes into account the banking matrix of sales networks, could follow two linked lines of development:

•                  towards lending products, with the objective of guaranteeing the reimbursement of lent capital in the case of negative events connected to the life of the insured party;

•                  towards wealth management, with the objective of guaranteeing asset protection and health coverage for the insured party.

Experience from the European market shows a strong positive correlation between the weight of property and casualty bancassurance and consumer lending: forecasts of high growth rates in the latter lead to speculation on future consequential growth of property and casualty bancassurance.

In addition, exploitation of its full potential requires a business model configuration which, after having determined the strategic objectives of leadership in specific compartments of the non-financial insurance market, is elaborated through four fundamental drivers:

•                  A system for product offer (value proposition, products and customers);

•                  Operating vehicle (technological platform and casualty management systems);

•                  Distribution (channels, compensation/motivation systems);

•                  Governance (Group structure, relations with potential partners).

In addition, in the extracaptive area, know-how and the business model that was developed could be used to maximize return on the joint venture with Poste Italiane and the entrance into market niches that are identified as a priority.

Improvement of the cost position

The implementation guidelines of the new Insurance Pole structure include:

•                                          A centralization of governance functions and reporting to the company resulting from the merger of Noricum Vita, Sanpaolo Vita and Fideuram Vita;

•                                          Strengthening and centralizing the risk control and protection structures;

•                                          Focusing property and casualty insurance company structures of Sanpaolo Life and Universo Servizi on specific and characteristic activities;

•                                          Elimination of duplication/overlapping of activities/responsibilities between different judicial bodies/structures;

•                                          A structure consistent with the operational model of reference (Sanpaolo Vita and Egida), but capable of understanding the specificities related to the distributive and operational characteristics of Banca Fideuram.

From the economic point of view, a total of 8-12 million euro of gross synergies have been estimated; these are generated from savings in personnel costs, technology and other administrative costs.

On the other hand, changeover and retraining costs—related to the technological platform and human resources—sustained between 2004 and 2006 are estimated to be between euro 4-7 million.

The combined effect of that described above allows forecasting of net profit growth derivable from the insurance business between 2004 and 2006, and attributable largely to the consolidation of the life insurance business and to a lesser extent to the exploitation of the full potential of the property and casualty sector and cost synergies.

4.4       DESCRIPTION OF THE ASSETS INVOLVED IN THE DEMERGER

4.4.1                    Elements and balance sheet effects of the Demerger

The subject of the proportional partial demerger from BF towards SPIMI are the Demergerd Assets, composed of 9,369,360 ordinary shares — equal to 100.0% of the share capital represented by ordinary shares — and 4,524,873 preferred shares — equal to 99.4% of the share capital represented by preferred shares and, therefore, overall equal to 99.8% of FV’s share capital.

Given that the Demerged Assets are registered in BF’s books for a value of 225,148,882.50 euro, the assignment of the Demerged Assets to SPIMI will cause a reduction in book value of BF’s shareholders’ equity from 795,600,752.12 euro to 570,451,869.62 euro; all of this already takes into account the allocation of net profit at year-end as of 31/12/2003.

The reduction in shareholders’ equity is done while respecting the principle of proportionality between capital and reserves, having taken into account the relationship between the book value of the Demerged Assets and the book value of BF’s shareholders’ equity, as well as the necessity of rounding the unitary nominal value of the ordinary shares of BF itself.

In particular:

(a)                                 share capital will be reduced from 254,875,546.64 euro to 186,255,207.16 euro, through a reduction in the nominal value of shares from 0.26 euro to 0.19 euro;

(b)                                the legal reserve will be reduced from 50,975,109.33 euro to 37,251,041.44 euro (remaining equal at 20% of share capital);

(c)                                 the remaining reserves will be reduced from 489,750,096.15 euro to 346,945,621.02 euro, as follows:

revaluation reserve from 12,254,252.71 euro to 8,786,393.62 euro;

share premium reserve from 52,736,602.40 euro to 0 euro;

extraordinary reserve from 171,967,398.59 euro to 85,367,384.95 euro.

It is also certified that, in accordance with Article 2506-ter of the Civil Code, the effective value of the Demerged Assets assigned to SPIMI through the Demerger is higher than the respective book value; BF has, in addition, certified that the effective value of the residual shareholder’s equity of BF is greater than its respective book value.

Given the assignment of the Demerged Assets in its favor, SPIMI will increase its share capital up to a maximum value of 73,614,340.80 euro through the issuing of a maximum number of 26,290,836 ordinary shares with a nominal unitary value of 2.80 euro.

4.4.2                     The Demerged Asset: Fideuram Vita

Company establishment

FV was founded in Genoa under the corporate name “Lloyd Italico Vita Compagnia di Assicurazioni e Riassicurazioni S.p.A.”, through a notarial act dated 31 May 1969; it later changed its corporate name into “Fideuram Vita Compagnia di Assicurazioni e Riassicurazioni S.p.A.” and transferred its corporate registered office from Genoa to Rome with a resolution on 28 November 1983.

Authorization

1.               for insurance and re-insurance in the life insurance sector and for capitalization operations, given Ministry Decree of 20.1.1972 (“Official Journal” no. 35 of 8.2.1972) and the subsequent recognitive Ministry Decree on 26.11.1984 (“Official Journal” no. 357 of 31.12.1984);

2.               for insurance and re-insurance of the casualty and disease sectors with ISVAP Provision no. 2229 of 3.12.2003 (“Official Journal” no. 288 of 12.12.2003).

Corporate Purpose

Fideuram Vita’s corporate purpose includes—both in Italy and abroad—the exercise of insurance and re-insurance activities, as well as other operations shown in the table attached to Legislative Decree of 17 March 1995, and precisely:

a.                                       Insurance on life expectancy;

b.                                      Insurance on marriage and birth rate;

c.                                       Insurance related to investment funds;

d.                                      “Permanent health insurance” (total or partial, long-term and non-rescindable disability)

e.                                       capitalization operations;

f.                                         collective pension fund management operations;

g.                                      complementary insurances for personal damage risks.

With a provision on December 3, 2003, Isvap issued an authorization for the extension of insurance and re-insurance activities - to FV in the following sectors: 1. Casualties and 2. Disease as per point A) of the attachment to the Legislative Decree no. 175 of March 17, 1995.

In the first quarter of 2004, the acquisition of the total shareholding in Fideuram Assicurazioni S.p.A., detained by the controlling company Banca Fideuram, was completed for a price of 20.2 million euro.

Capital Assets and Shareholders

Fideuram Vita detained shareholders’ equity on December 31, 2003 of euro 431,256,563 (after the allocation of the net profit at year-end 2003, resolved by the shareholders’ meeting on April 5, 2004 and the execution, in January 2004, of a share capital increase resolved by the shareholders’ meeting on November 24, 2003), composed as follows:

Share capital:	72,399,600
Legal reserve:	14,480,000
Other reserves:	344,376,963

Total Shareholders’ Equity	431,256,563

The share capital, entirely deposited, is composed of 13,923,000 shares with a nominal unitary value of 5.20 euro, subdivided as follows:

Ordinary shares	9,369,360
Preferred shares	4,553,640
Total Shares	13,923,000

Solvency Margin

On December 31, 2003 the solvency margin, in accordance with Legislative Decree 174/95, equaled 396,175 thousand euro, given available resources to cover the margin itself (taking into account the allocation of net profit for 2003) for 415,907 thousand euro, with a surplus equal to 19,732 thousand euro.

4.4.3                     Evolution

2003, after a three-year period of strong growth, closed with satisfactory production results, but lower in terms of  premium volumes compared with the excellent results attained in 2002.

Revenue growth concentrated on products of Sector II; in this area, the determining factor was played by the Unit Linked products which represented, as was typical in the last few years, the primary part of booked premiums. Within these, the single premium component remained dominant with respect to overall collection.

In the course of 2003, Fideuram Vita enriched its product range with the launch of two new versions of the Unit Linked type on the market, and which present characteristics suitable to the collection of long-term contracts.

Below is a brief commentary on the re-classified income statement of Fideuram Vita, with a comparison to the previous year:

RECLASSIFIED INCOME STATMENT

euro /1000	31/12/2003	31/12/2002	Change

Booked Gross Premiums	2,148,171	3,071,332	-923,161

Conserved premiums	2,147,739	3,069,666	-921,927
Net portfolio charges	-2,075,016	-2,992,854	917,838
Net production costs	-112,519	-54,985	-57,534
Other net technical transactions	91,901	42,108	49,793

Technical Balance	52,105	63,935	-11,830

General costs/adjustments	-22,519	-21,591	-928

Operating Income	29,586	42,344	-12,758

Net revenue from investments	21,543	21,393	150
Other net revenue/(charges)	76	923	-847

Earnings before tax	51,205	64,660	-13,455

Income tax	-15,870	-19,004	3,134

NET INCOME	35,335	45,656	-10,321

The gross booked premiums for the year fell from 3,071.3 million euro of the previous year to 2,148.2 million euro. Within these, the decrease of newly produced booked premiums was not as sharp, going from 2,079 million euro in 2002 to 1,660 million euro for the current year.

As a result of the decrease in premium revenue, net portfolio charges (liquidation for ensured services and allocations to technical reserves) fell from 2,992.9 million euro in 2002 to 2,075.0 million euro.

On 31 December 2003, net technical reserves totaled 10,439.7 million euro with an increase of 18.7% compared with 2002.

While taking into account net production costs and management commissions on internal funds connected to Unit Linked policies, the technical balance therefore decreased, going from 63.9 million euro in 2002 to 52.1 million euro in 2003.  The incidence of the technical balance on gross booked premiums, however, increased from 2.1% in 2002 to 2.4% in 2003.

Net operating income fell from 42.3 million euro in 2002 to 29.6 million euro as a result of the decreased technical balance described above.

Net revenue from investments—after allocations to technical reserves—were substantially unaltered compared with the previous year (21.5 million euro versus 21.4 million euro in 2002). This situation is the result of:

•                  A smaller inflow of ordinary net income of 27.8 million euro, attributable to the gradual fall of managed assets in sectors I and V, at the close of the bond portfolio, for the expiration of securities with a coupon value higher than the current value and finally because of the gradual reduction in rates providing liquidity compensation;

•                  Decreased net income from investments of 4.5 million euro;

•                  Decreased net value adjustments on investments for 15.6 million euro;

•                  Decreased retrocession to policy holders in sectors I and V for 16.8 million euro.

To summarize the income statement evolution described above, 2003 witnessed pre-tax earnings of 51.2 million euro, down compared with the 64.7 million euro of 2002.

Net income after tax and ROE (Return on Investment) were 35.3 million euro and 8.6%, respectively.

1st Quarter 2004

The first quarter of 2004 should be noted for its technical balance of 13.9 million euro, up compared with the 5.6 million euro of the first quarter of 2003.

The reasons for the improvement in the technical balance can be identified, in particular, in the decreased need for allocations to supplementary reserves, the greater elimination margins generated from the portfolio, and the considerable increase in active management commissions from internal funds connected to the Unit Linked policies.

Net operating income reached 8.3 million euro in the first quarter of 2004 from the 2.9 million euro of the first quarter of 2003.

Net income from investments—after allocation to technical reserves—increased considerably compared with the previous year (23.0 million euro versus 2.9 million euro as of March 31, 2003). This situation is the result of:

•                  A smaller inflow of ordinary net income of 6.5 million euro, attributable to the gradual fall of managed assets in sectors I and V, at the close of the bond portfolio, for the expiration of securities with a coupon value higher than the current value;

•                  Greater net income from investments of 16.9 million euro;

•                  Greater net value recoveries on investments for 2.5 million euro;

•                  Decreased retrocession to policy holders in sectors I and V for 7.1 million euro.

In synthesis of the quarterly results described above, the income statement for the period shows earnings before tax equal to 31.3 million euro, compared to the corresponding final value of 2003 of 5.9 million euro.

Net income totaled 23.9 million euro versus the 5.2 million euro on March 31, 2003.

RECLASSIFIED INCOME STATMENT

euro /1000	31/03/2004	31/03/2003	Change

Booked Gross Premiums	409,768	468,051	-58,283

Conserved premiums	409,421	467,947	-58,526
Net portfolio charges	-392,623	-452,806	60,183
Net production costs	-31,383	-23,752	-7,631
Other net technical transactions	28,550	16,947	11,603

Technical Balance	13,965	8,336	5,629

General costs/adjustments	-5,692	-5,426	-266

Operating Income	8,273	2,910	5,363

Net revenue from investments	22,963	2,942	20,021
Other net revenue/(charges)	88	80	8

Earnings before tax	31,324	5,932	25,392

Income tax	-7,459	-753	-6,706

NET INCOME	23,865	5,179	18,686

Table 3	SYNTHESIZED BALANCE SHEET	(thousands of euro)

	31-dic-03	31-mar-04
ASSETS

Investments and deposits	3445574	3347990

Investments for policy holder beneficiaries who take on the associated risk	7088024,349	7809275,103

Loans	322273	310936

Accrued income and prepaid expenses	60304,65673	47830

Intangible assets	12387	11850

Other assets	521	443

TOTAL ASSETS	10929084,01	11528324,1

LIABILITIES

Payables and other liabilities	46378	59805

Accrued expenses and deferred income	2678,10143	2347

Provisions for risks and charges	331	1375

Technical reserves, net	3325194	3191661

Technical reserves with investment risk held by policy holders	7114506,6	7809275

TOTAL LIABILITIES	10489087,7	11064463

Capital	66830,4	72399,6
Legal reserve	13367	13367
Other reserve funds	259238,5891	228115,3291
Fund for additional paid-in capital	65224,95666	90779,01666
Profits (losses) from previous years	0	35334,97714
Profits (losses) of the year	35334,97713	23864,62795
TOTAL NET SHAREHOLDERS’ EQUITY	439995,9229	463860,5508

TOTAL LIABILITIES AND NET	10929083,62	11528323,55

4.5       Methodologies for the exchange ratio estimate

OBJECTIVES OF THE EXCHANGE RATIO ESTIMATE

In order to determine the share exchange ratio of the proportional partial demerger operation of the shareholding in Fideuram Vita from Banca Fideuram in favour of SANPAOLO IMI, the latter was assisted by Goldman Sachs and JPMorgan as qualified financial advisors.

Taking into account the technicalities involved in the valuation of an insurance company, SANPAOLO IMI and Banca Fideuram have jointly mandated Tillinghast-Towers Perrin (hereafter referred to as “Tillinghast”) to prepare an actuarial appraisal of Fideuram Vita as of 31/12/2003.

The considerations and the analyses prepared by the financial advisors were drawn up for the sole use of the Board of Directors as a support for its resolutions in connections with the Demerger, with the only objective of providing to the Board of Directors the information and analyses required to determine the exchange ratio between the equivalent value for each Banca Fideuram share of the Demerged Assets, and the value of each SANPAOLO IMI share.

REFERENCE DOCUMENTATION

In their analyses, Goldman Sachs and JPMorgan used publicly available information as well as data prepared by the management of SANPAOLO IMI, Banca Fideuram and their respective consultants.

The considerations and the analyses prepared by the advisors were solely based on the documentation described below:

As for SANPAOLO IMI:

•                  Audited statutory and consolidated financial statements approved by the relevant bodies for the financial years 2002 and 2003;

•                  Consolidated quarterly report dated 31/03/2004;

•                  2004 budget and 2005 projections approved by the relevant bodies.

As for Fideuram Vita:

•                  Audited statutory and consolidated financial statements approved by the relevant bodies for the financial years 2002 and 2003;

•                  Statutory quarterly report dated 31/03/2004;

•                  2004-2006 projections prepared by the management;

•                  Tillinghast Report on Fideuram Vita;

•                  Appraisal report prepared by Valtech S.r.l. with reference to Fideuram Vita real estate portfolio;

•                  Main terms agreed between SANPAOLO IMI and Fideuram with regard to distribution by Fideuram of the insurance products and services to be manufactured by the SANPAOLO IMI Insurance Pole resulting from the reorganisation.

As for Fideuram Assicurazioni:

•                  Statutory financial statements, certified and approved by the relevant bodies for the financial years 2002 and 2003;

•                  Tillinghast Report on Fideuram Assicurazioni;

•                  Share purchase agreement stipulated on 8/03/2004 between Fideuram Vita and Fideuram in connection with the acquisition of Fideuram Assicurazioni by Fideuram Vita.

In addition to the above mentioned documents and to general management and financial information gathered in the course of meetings with the management of SANPAOLO IMI Group and their consultants, Goldman Sachs and JPMorgan also used publicly available information concerning SANPAOLO IMI and some listed companies.

Valuation date

The reference date for the valuations is 18/05/2004, the day in which the Board of Directors of SANPAOLO IMI convened, taking into account —on the basis of available and used information for the period between the most recently available and reviewed statutory and consolidated financial statements, and the date of the aforementioned Board meeting— that SANPAOLO IMI and Banca Fideuram have certified that, with the sole exception described below, no events occurred that were capable of significantly modifying the economic and financial profile of the companies involved in the transaction.

Market prices of listed companies that are referenced in the advisors’ report are updated as of 17/05/2004.

As for the Demerged Assets, it is worth mentioning that the acquisition—entirely cash settled—by Fideuram Vita of 100% shareholding in Fideuram Assicurazioni held by the controlling company Banca Fideuram has been completed on 8/03/2004.  The considerations and the analyses conducted by Goldman Sachs and JPMorgan also take into account the effects of this operation.

In conducting their analyses, Goldman Sachs and JPMorgan took also into account that on 26/01/2004 Fideuram Vita capital increase approved by the extraordinary shareholders meeting held on 24/11/2003 was formally completed.

The judicial effects of the Demerger are predicted to be effective from the date of the last undersigning date of the demerger deed, in accordance with Article 2506 quarter of the Civil Code, or a different date later indicated in the demerger deed itself.

The analyses of Goldman Sachs and JPMorgan have been carried out—and they shall be therefore considered as valid and accurate—under the assumption that up to that date no significant changes in the economic and financial situations will occur.  Moreover, dividends already approved by the shareholders’ meetings of SANPAOLO IMI, Fideuram Vita and Banca Fideuram will be paid before the estimated completion date of the Demerger.  On this regard, the exchange ratio indicated by the advisors have been calculated adjusting the estimated values for SANPAOLO IMI and the Demerged Assets for the dividends whose distribution have already been approved by the relevant shareholders’ meetings; moreover, the distribution will be carried out before the estimated completion date of the Demerger.

The analyses for estimating the exchange ratio

Having taken into account that the valuations and analyses prepared by the advisors have the sole objective of making a comparative estimate of the equity value of the Demerged Assets and of the beneficiary of the Demerger, they can be solely intended as relative data, making exclusive reference to this specific transaction; they may not and shall not be compared with market values or sale prices nor considered as a separate valuation of each of the companies subject of the analysis.

In the application of the valuation methodologies described below, Goldman Sachs and JPMorgan have adopted independent approaches.

In particular, Goldman Sachs and JPMorgan have applied the valuation methodologies (described below) on a stand-alone basis. Moreover, Goldman Sachs and JPMorgan, in accordance with the most established practice, took into consideration the value of synergies—net of the relevant restructuring costs—stemming from the reorganization project involving the insurance activities of the SANPAOLO IMI Group.  With regard to this matter, Goldman Sachs and JPMorgan referred to the analyses carried out by SANPAOLO IMI’s industrial consultant.

Exchange ratio valuation process

Valuation Methodologies applied

In order to estimate the value of the Demerged Assets, Goldman Sachs and JPMorgan have estimated the equity value of Fideuram Vita, taking into account the acquisition of Fideuram Assicurazioni and the synergies expected from the reorganisation, as well as referring to the valuation criteria and methodologies commonly accepted and used in the insurance sector both in Italy and globally.  In valuing the Demerged Compendium, the existence of preferred Fideuram Vita shares was also factored in. Taking into account the aforementioned objectives, the past and future financial figures, as well as the significance of the market parameters, the following valuation methodologies were applied:

•                  Appraisal Value;

•                  Trading multiples of comparable companies;

•                  Implied multiples of comparable transactions.

In particular, in the valuation of Fideuram Vita and Fideuram Assicurazioni, Goldman Sachs and JPMorgan took into account the actuarial appraisals contained in the Tillinghast report on Fideuram Vita and in the Tillinghast Report on Fideuram Assicurazioni, respectively.

As for the valuation of SANPAOLO IMI the following methodologies were applied:

•                  Market prices;

•                  Dividend discount model;

•                  Trading multiple of comparable companies;

•                  Regression analysis.

In performing their analyses according to the aforementioned methodologies, Goldman Sachs and JPMorgan took into consideration the intrinsic features and limitations of each criteria, in line with what is provided for by the valuation criteria and methodologies commonly accepted in the banking and insurance sector and used both in Italy and globally. In particular, after assessing the peculiarities of the company subject of the valuation—for instance, in terms of activities and meaningfulness of available market data—the most appropriate methodology for each company has been identified.

Finally, in the application of these valuation methodologies for the Demerged Assets and for SANPAOLO IMI, Goldman Sachs and JPMorgan have highlighted the fact that the methodologies used, although representing commonly accepted methodologies in the valuation practice, shall not be analysed independently, but as part of a unique valuation process.

A description of each of the valuation methodologies used in the analysis is provided below.

VALUATION OF THE DEMERGED ASSETS

APPRAISAL VALUE

The Appraisal Value is an actuarially determined estimate of the value of a company value by taking into account both the company net assets and its capacity of generating income in the future.  According to this methodology, the value of an insurance company, the so-called Appraisal Value is calculated as follows:

Appraisal Value = Embedded Value + Goodwill

Where:

Embedded Value is the value of the insurance company taking into account the adjusted net assets and the value of business in force at the valuation date; without taking into account any value attributable to the new business, i.e. the capacity of the company to write new policies; and

Goodwill is the value of the insurance company which can be attributed to future business (so called “Value of Future New Business”-calculated upon the sale of the policy and capitalized until the end of the year at the discount rate selected.)

In calculating the Embedded Value as of 31/12/2003, as well as the Value of New Business—where Value of New Business means the actuarial value of the new insurance policies issued during the relevant year, calculated on the selling date and capitalized at the end of the year on the basis of the relevant actualization rate—for the financial years 2003 and 2004 for Fideuram Vita, Goldman Sachs and JPMorgan took into account the existing commission agreements with the distribution network and the asset management company that manages the underlying assets of the policies issued.  While, in calculating the Value of New Business from 2005 onwards, the main economic conditions of the agreements between SANPAOLO IMI and Banca Fideuram regulating Banca Fideuram distribution of insurance products and services produced by the SANPAOLO IMI Insurance Pole—effective from 1/01/2005—were taken into account.

In applying the appraisal value methodology, the advisors also took into account the impact attributable to the new business deriving from the “migration” of asset management products (like investment funds and discretionary accounts) to unit -linked policies and from the “transformation” of a portion of the traditional policies portfolio to unit -linked policies.

Goldman Sachs and JPMorgan, upon application of the Appraisal Value methodology, took into account the Tillinghast Report on Fideuram Vita concerning both the Embedded Value as of 31/12/2003 and the Value of New Business for the corporate year 2003, as well as 2004-2006 projections developed from hypotheses shared and agreed by SANPAOLO IMI and Banca Fideuram.

As for Fideuram Assicurazioni, Goldman Sachs and JPMorgan, upon application of the Appraisal Value methodology, took into account both the Embedded Value as of 31/12/2003 and the goodwill value—calculated according to some hypotheses put forth by Fideuram—included in the Tillinghast Report.

TRADING MULTIPLES OF COMPARABLE COMPANIES

According to this methodology, the value of a company is determined using the information provided by the stock market on companies with similar features to the one evaluated.

The trading multiples analysis is performed applying relevant multiples to the company subject to valuation—calculated as a ratio between a sample of comparable companies’ market capitalisations and various financial parameters of those companies.

It should be noted that there are no listed companies in the market that are strictly comparable to Fideuram Vita and Fideuram Assicurazioni, whose profitability is obviously affected by their nature of captive companies without their own distribution network; for this reason the advisors believed that—for this case—the most significant features for the selection of the comparable companies geographic location and the product mix.  Adding also foreign companies in the sample, was deemed adequate in order to have a wider range of comparable companies in terms of product mix.

The selection of the most relevant multiples for the analysis has been based on the characteristics of the insurance sector and on common market practice which gives particular relevance to the following multiples:

•                  Price/Expected Earnings Ratio (“P/E”);

•                  Price/Embedded Value Ratio (“P/EV”).

For the 2003 financial year, the advisors used in their analysis earnings and dividends reported by the companies composing the sample.  As for 2004 and 2005, Goldman Sachs and JPMorgan took into account the projections of the management board for Fideuram Vita and Fideuram Assicurazioni, and used the estimates produced by the Institutional Brokers Estimate System (“IBES”) for the insurance companies included in the sample.

The multiples resulting from the calculations have been thus applied to the net profit estimated for the financial years 2004 and 2005 and to the Embedded Values of Fideuram Vita and Fideuram Assicurazioni, in order to determine a range of values for the mentioned companies.

IMPLIED MULTIPLES OF COMPARABLE TRANSACTIONS

The comparable transactions model is based on the application of the multiples in comparable to financial and actuarial figures of the company subject to the valuation.  When applying the multiples of comparable transactions, it is necessary to remember that the mentioned multiples can implicitly express also the strategic value which is, due to its nature, extremely peculiar, specific and difficult to quantify, as well as the value of potential estimated synergies resulting from the transaction itself.

In applying the comparable transactions methodology, the inability of identifying identical transactions resulted in focusing on those ones that have certain significant elements in common with the one subject to analysis.

In applying the comparable transactions methodology, the advisors analysed acquisitions of shareholdings of life insurance companies that took place within the Italian bancassurance sector in the recent past.

Given the peculiarities of both the proposed transaction and the evaluated companies and the lack of comparable listed companies and transactions, Goldman Sachs and JPMorgan mainly referred to the Appraisal Value methodology in evaluating the Demerged Assets and calculating the exchange ratio.

Valuation of  SANPAOLO IMI

MARKET PRICES METHOD

In the market prices method the value of a company is considered as the average value implied in the prices recorded in the market over a defined period.  The market price method relies upon the assumption of efficiency of the Stock Exchange in which the company is listed and it analyses and compares the values expressed by the Stock Exchange prices for the relevant stocks, over adequately long time-frames.

In particular, in evaluating the economic capital of SANPAOLO IMI, the advisors have given preference to market prices method compared to other valuation methodologies. The market capitalisation of SANPAOLO IMI was, in fact, considered representative of its economic value, since the company is positioned among the top thirty companies in terms of capitalisation in the Italian Stock Market, with high levels of daily traded volume and coverage from the main Italian and financial intermediaries which contribute to the spreading of information and analyses that are fundamental for market prices to adequately reflect the economic and financial situation as well as the risk profile of the bank.

In order to neutralize the effects of exceptional events, short-term fluctuations and speculations, while at the same time reflecting the information made available during the most recent periods, the advisors have used, in order to estimate the exchange ratio, the average of the last month official prices.

DIVIDEND DISCOUNT MODEL

The Dividend Discount Model is based on the assumption that the value of a bank is equal to the present value of the cash flows available in the future to the shareholders of the company itself, which are assumed to be equal to the dividend flow that can be distributed by the bank while keeping an adequate capitalisation level, based on considerations driven by existing regulatory requirements and considerations on the appropriate level of capital—from an operating and economic standpoint—to support the expected future development of the business.  The mentioned flows are not connected to the dividend policy actually planned or adopted by the bank.

According to this method, the value of a banking institution is equal to the sum of the value of the discounted future dividends and the terminal value of the company. The discount rate of the dividend cash flows, known as the Cost of Equity, is calculated on the basis of the Capital Asset Pricing Model.

It should be highlighted that the application of this model may result in an economic capital estimate significantly different from the one resulting from the application of the market methods, since a significant component of the value obtained consists of the dividend flows generated beyond explicit projections contained in the bank’s business plan, and thus necessarily requiring a subjective interpretation.

TRADING MULTIPLES OF COMPARABLE COMPANIES

According to this methodology, the value of a company is determined using the information provided by the stock market on companies with similar features to the one evaluated. In this specific case, corporate size, nation of origin and geographical area of presence were considered by the advisors as the most significant factors for the selection of comparable companies.  The advisors deemed inappropriate to include foreign companies in the sample since they have different profitability profiles when compared to the Italian companies, due to the different legal, tax, accounting and regulatory frameworks of the Italian market.

The selection of the most relevan multiples for the analysis has been based on the characteristics of the banking sector and on common market practice which gives particular relevance to the following multiples:

•                    Price/(Expected) Earnings ratio (“P/E”);

•                    Price/Book value ratio (“P/BV”);

For the 2003 corporate year, the advisors used in their analysis earnings and dividends reported by the companies composing the sample.  As for the 2004 and 2005 data, Goldman Sachs and JPMorgan took into account the management projections for SANPAOLO IMI and the estimates provided by the IBES for the banks included in the reference sample.

The multiples resulting from the calculations have been applied to the net income estimated for the financial years 2004 and 2005 and to the Book Value of SANPAOLO IMI, in order to find a range of values for it.

P/BV-ROAE REGRESSION ANALYSIS

This methodology consists in the analysis of the correlation that exists between the profitability of a bank, measured in terms of projected return on average equity (“RoAE”) as expected by the financial community, and the premium or discount to the book value implied in the bank’s market capitalisation.  Such correlation can be analyzed through a regression between RoAE and P/BV multiples for a significant sample of banks.  Once such correlation has been identified, if deemed statistically meaningful, it can be applied to the projected RoAE of the Banks to obtain the theoretical P/BV multiple at which the Banks could be trading on the market.

In this case, the selected sample chosen by the advisors is made of a large number of listed Italian banks with adequate float and liquidity.

For the purposes of this valuation, the RoAE analysis was done for 2004 and 2005, calculated as the ratio of expected net income between 2004 and 2005 and the average shareholder’s equity for each period, using the IBES estimates for expected net income and dividends of the banks included in the sample. The regression applied to the sample was linear.

The attained relationship presents a satisfactory level of statistical significance, allowing these parameters to be applied to the shareholder’s equity and profitability values of SANPAOLO IMI in order to derive a theoretical market value.

Given the above, considering that SANPAOLO IMI stocks have a high level of liquidity and are used as consideration for sale within the framework of the Demerger transaction, and considering that it provides substantially consistent results for the analyses carried out with the other mentioned valuation methodologies, in calculating the exchange ratio Goldman Sachs and JPMorgan mainly referred the market price methodology to estimate SANPAOLO IMI’s economic capital value.

Results and conclusions

On the basis of assumptions noted above and the analyses conducted according to the methodologies described (in particular the application of the Appraisal Value method for the Demerged Assets’ economic capital valuation and the application of the market prices method for the valuation of the SANPAOLO IMI’s economic capital), the advisors produced the following results:

Economic Capital Value (Euro m)	MERGED ASSETS*	SANPAOLO IMI**

Goldman Sachs	627-733	17,026

JPMorgan	638-720	17,026

*                 The minimum value does not include the expected economic benefits

**          On the basis of the average of the official prices in last month.

According to the aforementioned estimates, dividing the economic value of the Demerged assets and SANPAOLO IMI’s economic capital, by the number of Fideuram and SANPAOLO IMI shares, respectively, and taking also into account the area in which the ranges found by Goldman Sachs and JPMorgan overlap, the advisors derived the following exchange ratios shared range:

0.07025 – 0.07923 SANPAOLO IMI ordinary shares for one Banca Fideuram share

Within the mentioned range, Goldman Sachs and JPMorgan have identified 0.07470 as the exact value of the exchange ratio.

The Board of Directors of SANPAOLO IMI has agreed upon the valuation considerations expressed by the entrusted advisors, both from the methodological and as well as from the results point of view. The Board believes that the valuation methods used—consistent with the best national and international commonly accepted practices and doctrines—should be considered, for the valuation of the respective values of economic capital of the two companies, together and not separately, while paying particular attention to the determination of the value of economic capital of SANPAOLO IMI based on the stock market quotation method and the determination of the economic value of the Demerged Assets based on the Appraisal Value method. On the basis of these valuation elements, the Board agreed upon the determination of the following share exchange ratio:

no. 0.07470 SANPAOLO IMI ordinary shares for one Banca Fideuram share.

4.6       LEGAL ASPECTS AND ASSIGNMENT METHODS

As previously illustrated, the Demerger is part of a plan for the rationalization of SANPAOLO IMI’s presence in the insurance sector; the objective is the creation of an Insurance Pole where the various companies currently operating in both the life insurance as well as property and casualty sectors can come together.

This plan will be implemented through a process of concentration of subsidiary insurance companies whose main steps will include the following operations:

(i)            demerger of the shareholding held by BF in FV to SPIMI;

(ii)           demerger of the total shareholding held by SPWM, a company fully controlled by SPIMI, in SPVita to Noricum, which is also fully controlled, directly and indirectly, by SPIMI;

(iii)          merger by incorporation of SPVita and FV into Noricum, which will assume the company name “ASSICURAZIONI INTERNAZIONALI TORINO S.p.A.

These operations are subject to ISVAP approval—given the area of competence—and the completion of the Demerger is also subject to the release of an authorization from Bank of Italy in accordance with, and by effect of, Article 57 of Legislative Decree no. 385 of 1 September 1993.

All the described operations, even though judicially and logically distinct, are meant for the implementation of a unitary project—of substantially contextual implementation—to ensure that none of the demerger and merger operations can be stipulated in the absence of prescribed authorizations for each of the operations and, in particular, that the operation described in (iii) will take effect after the operations that precede it.

From a statutory perspective, the Demerger will be implemented in accordance with Articles 2506 et sub. of the Civil Code and according to the modalities and conditions contained in the demerger plan. The assignment of ordinary SPIMI shares to BF shareholders not detaining SPIMI shares will be proportional to the shareholding quota held by each shareholder in the Spun-off company and the share exchange ratio will be set as follows:

no. 0.07470 ordinary SPIMI shares for one BF share

No exchange owelty in cash is expected.

Taking into account the share exchange ratio, as described above, and also keeping in mind that SPIMI already detains 628,338,273 BF shares, the Beneficiary Company will proceed in the issue of a maximum of 26,290,836 ordinary shares with a nominal value of 2.80 euro each for the operation, for a share capital increase equal to a maximum of 73,614,340.80 euro. It should also be noted that the maximum number of shares is stated with the assumption that the shareholding in BF held by Invesp S.p.A., a company fully controlled by SPIMI, equal to 0.28% of the share capital of BF, used for the Demerger.

The share capital reduction of BF, resulting from the Demerger and described in sub 4.4.1, will be carried out by way of the reduction of the nominal value of the shares.  Therefore in conjunction with the assignment, no. 980,290,564 BF shares with a nominal unitary value of 0.26 euro will be withdrawn and replaced with no. 980,290,564 new shares with a new nominal unitary value of 0.19 euro.

The balance sheet positions for demerger purposes of BF and SPIMI, will be replaced in accordance with and for the effects of Article 2501-quarter of the Civil Code (as per Article 2506-ter, first paragraph)—with the financial statements as of 31/12/2003 of BF and SPIMI, respectively approved by the shareholders’ meeting of BF on 22/04/2004 and the shareholders’ meeting of SPIMI on 29/04/2004.

Assignment Methods of SPIMI shares

No share assignment criteria other than the proportional method will be implemented. The shareholders of BF shares—that are not SPIMI shares—will receive 0.07470 ordinary shares of SPIMI for each BF share held, as better described in the preceding paragraph.

No single shareholder may be assigned fractional SPIMI shares. Within the assignment methods of SPIMI shares, a service for handling any potential fractional shares will be made available to BF shareholders through authorized intermediaries in order to allow rounding to the lowest or highest unit of the newly issued ordinary shares; this will be conducted at market prices and without additional costs, stamp duties or commissions.

The newly issued ordinary shares created for the Demerger will be assigned to those with the right to them—through the respective authorized intermediaries adhering to Monte Titoli S.p.A.—on the effective date of the Demerger. BF shares that are not dematerialized can be only be assigned upon the delivery of these to an intermediary authorized in their issue into a management system using a dematerialization system.

Rights relative to the shares subject to assignment

By effect of the Demerger, shareholders of BF shares other than SPIMI will receive ordinary SPIMI shares with a nominal value of 2.80 euro each. These ordinary shares will have regular enjoyment and will provide equal rights to their owners with respect to ordinary shares already issued on the effective date of the Demerger.

Evaluations on the use of cancellation rights

The Demerger does not provide cancellation rights as per Article 2437 of the Civil Code because, by effect of the Demerger, none of the conditions for cancellation included in the latter will occur.

The legal assumption for exercise of cancellation rights in accordance with Article 2437-quinquies of the Civil Code also do not apply, since the ordinary BF shares, listed in the Italian Telematic Share Market that is managed by Borsa Italiana S.p.A.,. and those of SPIMI, also listed in the Italian Telematic Share Market and in the New York Stock Exchange (NYSE), will retain ordinary status even after the Demerger.

Effects of the Demerger

In accordance with Article 2506-quater of the Civil Code, the effects of the Demerger will be effective from the date of the last undersigning date of the demerger deed, or a different date later indicated in the demerger deed itself. In accordance with Article 2501-ter no.6 of the Civil Code, as per Article 2506-quater of the Civil Code, the same date will be used for accounting effects of the Demerger on SPIMI’s financial statements.

It is also the intention of SPIMI and BF to proceed in completing the operation within the envisaged timing in order to issue the required administrative authorizations, therefore—given the go-ahead from the relevant regulatory authorities—by the beginning of the next month of November 2004.

Forecasts on the composition of relevant shareholding and control structures of SPIMI and BF

By effect of the Demerger, there will not be any changes to neither the shareholding or control structure of BF, which will continue to be exercised by right by SPIMI, in accordance with Article 93 of Legislative Decree no. 58 of 24 February 1998.

Given the scarce effect—compared to the total share capital of SPIMI—of the assigned shareholding for the Demerger, the effects on the shareholding structure of SPIMI will be negligible.

Effects of the Operation on relevant Partner Agreements in accordance with Article 122 of Legislative decree no. 58 of 24 February 1998.

Adherents to relevant partner agreements, in accordance with Article 122 of Legislative decree no. 58 of 24 February 1998, of companies participating in the Demerger have not issued any communication related to the potential effects created by the Demerger on those agreements.

Modifications to the Articles of Association

Articles of Association of Banca Fideuram

As a result of the Demerger, the share capital of BF (Article 5) will be reduced from euro 254,875,546.64 euro to 186,255,207,16 euro.  No other changes to the Articles of Association of BF are expected as a result of the Demerger.

The text of the Articles of Association of BF, as resulting from the Demerger, is attached to the demerger plan as Attachment A as an integral and substantial part of the plan.

It should be noted that the Shareholders’ Meeting of BF, called to approved the demerger plan, will be preliminarily called to approve, in a separate agenda item of the day, the modifications to the BF Articles of Association itself, also for the purpose of adaptation to the corporate law reform. The text of the new resolutions which—in subordination to approval by BF’s shareholders and the necessary regulatory authorization—will be inserted into the Articles of Association and attached to the demerger plan as Attachment B.

Articles of Association of SANPAOLO IMI

As a result of the Demerger, the share capital of SANPOALO IMI (Article 6) will be increased to a maximum of 73,614,340.80 euro, through the issue of maximum 26,290,836 ordinary shares with a nominal value of 2.80 euro each.

The text of SANPAOLO IMI’s Articles of Association, as resulting from the Demerger, is attached to the demerger plan as Attachment C as an integral and substantial part of the plan.

It should be noted that the Shareholders’ Meeting of SANPAOLO IMI, called to approved the demerger plan, will be preliminarily called to approve, in a separate agenda item of the day, the modifications to the SANPAOLO IMI Articles of Association itself, mainly related to the new organizational structure of Management and for the purpose of adaptation to the corporate law reform. The text of the new resolutions which—in subordination to approval by SANPAOLO IMI’s shareholders and the necessary regulatory authorization—will be inserted into the Articles of Association and attached to the demerger plan as Attachment D.

4.7       TAX EFFECTS OF THE OPERATIONS ON THE COMPANIES PARTICIPATING IN THE DEMERGER

In accordance with Article 173 of the Consolidated Tax Income Law, approved by Ministry Decree no. 917 on 22 December 1986, as modified by Legislative Decree no. 344 of 12 December 2003, the demerger will not result in the implementation or distribution of capital gains or losses on assets of the Spun-off Company. In addition, the greater values booked in the financial statements will not create income for the Beneficiary Company up through the so-called “cancellation deficit” or the so-called “exchange deficit”.

The assets of the Spun-off Company will retain the values recognized for tax purposes in the original company.

In determining net income for the Beneficiary Company, neither the surplus booked in the financial statements because of the effects of the exchange of the shares of the Spun-off Company with the shares of the Beneficiary Company, nor the cancellation surplus, is taken into account.

The suspended tax reserves of the Spun-off Company, including those only taxable in the case of distribution, will be recreated in the financial statements of the beneficiary and, as a result, maintaining the original fiscal structure in proportion to the respective shares of book-value shareholder’s equity that are transferred or are left over. In particular, there are no suspended tax reserves of the Spun-off Company that are related specifically or as a whole to the elements of the capital assets subject to demerger.

Other net income or capital reserves that moved from the Spun-off Company—unlike those for suspended tax—retain the same nature with the Beneficiary Company as they had with the original Spun-off Company.

Neither the Spun-off Company nor the Beneficiary Company have reported tax losses.

For the purposes of income taxation, the Demerger will not have retroactive effects, in accordance with Article 2506-quater of the Civil Code.

For shareholders of the Spun-off Company, the exchange of the shares held by the demerger company with those of the Beneficiary Company will not result in the implementation nor distribution of capital gains or losses, nor will it result in revenues.

The Demerger is a VAT-free operation, in accordance with Article 2, paragraph 3, let. F) of the Decree of the President of the Republic no. 633/1972, and is subject to fixed stamp duty.

No determination has been made whether the Demerger will qualify as a tax-free transaction to shareholders under the rules of any jurisdiction other than Italy, and no determination has been made whether any special tax rules will apply to non-Italian shareholders.  Non-Italian shareholders are urged to consult their own tax advisors about the treatment of the demerger and the ownership of SANPAOLO IMI shares.